ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA STUART REED, ESQ MARC S. WOOLF, ESQ	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

August 28, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Community Bonds, Inc. Offering Statement on Form 1-A Filed July 24, 2020 File No. 024-11279

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Community Bonds, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on July 24, 2020 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original Form 1-A filed on July 24, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated August 20, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A

Cover Page

Comment 1: We note your statement in the fourth paragraph that “[t]he closing of the offering will occur on the earlier of (i) the date that subscriptions for the Worthy Community Bonds offered hereby equal $50,000,000 or (ii) an earlier date determined by the Company in its sole discretion (emphasis added).” Please revise your disclosure to clarify how this “closing” is different than the termination of the offering, which would appear to occur when either of the two aforementioned conditions are satisfied, or revise it to make it clear, if true, that in this context “closing” means the termination of the offering. In this regard, we note that you intend to make the offering on a continuous basis and therefore have the ability to close on individual investor funds and issue corresponding bonds on a continuous basis. Please make conforming revisions to the closing and termination disclosures on pages 8 and 43.

Response: In response to the Staff’s comment, we have revised the referenced disclosures to replace the term “closing” with “termination” in Amendment No. 1.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 2

Overview, page 3

Comment 2: We note your disclosure on page 4 and throughout that you will notify investors of “other terms or restrictions of the [Worthy Community Bonds you are offering pursuant to the Bond Rewards Program] if different from those specified in this offering circular.” Similarly, we note your disclosure on page 41 that the required number of purchased bonds necessary for an investor to be eligible to receive a Bond Reward is to be set by the company in its sole discretion from time to time. Accordingly, it appears that the offering terms of the Worthy Community Bonds offered pursuant to the Bond Rewards Program will not be known at qualification. Please tell us why you believe this offering should be considered a continuous offering in light of the factors noted above. In addition, we note your disclosure on page 17 that you have reserved the right to suspend or cancel any Bond Rewards at any time. To the extent you are referring to outstanding Worthy Community Bonds, please tell us how you will modify the terms, suspend or cancel such securities in compliance with the federal securities laws. To the extent you are referring to unissued Worthy Community Bonds, please tell us how you will inform investors of changes to the Bonds Reward Program.

Response: We have revised the offering circular of Amendment No. 1 to set the offering terms of the Bond Rewards Program. We have removed the right to add to, suspend, modify, or terminate the Bond Rewards Program or any Bond Rewards throughout the offering circular of Amendment No. 1. We have also removed “Investor Offers” from the Bond Rewards Program. Only Bond Rewards for eligible referrals will be provided for under the revised Bond Rewards Program. We will not have discretion to change the offering terms of the Bond Rewards Program or any Bond Rewards so that the offering terms of the Worthy Community Bonds offered pursuant to the Bond Rewards Program will be known at qualification and that the offering terms of the Bond Rewards Program will be consistent with that of a continuous offering. Therefore, in response to the Staff’s comment, we have removed:

(i)	disclosure that “other terms or restrictions of the awards if different from those specified in this offering circular” throughout the offering circular of Amendment No. 1,

(ii)	“Investor Offers” from the Bond Rewards Program including:

a.	“an eligible investor is to receive one Worthy Community Bond per one to ten Worthy Community Bonds purchased by such eligible investor, with such number of purchased bonds to be set by the Company in its sole discretion from time to time;”

b.	“if such eligible investor invests in Worthy Community Bonds as a result of certain advertisements suggesting opening an account on the Worthy Fintech Platform;” and

c.	“if such eligible investor opens a new IRA account on the Worthy Fintech Platform and the investor elects in its sole discretion to obtain a Bond Reward rather than have all of his or her third party fees of the IRA covered by the Company, subject to applicable restrictions;”

(iii)	the right to add to, suspend, modify, or terminate the Bond Rewards Program or any Bond Rewards from the offering circular of Amendment No. 1.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 3

Comment 3: Please disclose the number of Worthy Community Bonds offered for cash and the number of Worthy Community Bonds offered pursuant to your Bonds Rewards Program and confirm your understanding that the aggregate amount of all the Worthy Community Bonds, including those offered pursuant to your Bonds Rewards Program, may be no more than $50,000,000 and have counsel amend its legality opinion filed as Exhibit 12.1 to the offering statement to clarify that it is providing an opinion for the Worthy Community Bonds offered for cash and for the Worthy Community Bonds offered pursuant to the Worthy Community Rewards Program. In addition, we note your disclosure on page 8 and throughout that, if you sell all $50,000,000 of Worthy Community Bonds, you estimate that you will receive net proceeds from this offering of approximately $49,900,000. However, we note that some of the securities offered pursuant to your offering statement are offered as rewards for specified activities and not for cash. Please revise your disclosure, including your Use of Proceeds section, accordingly.

Response: In response to the Staff’s comment, we have disclosed in Amendment No. 1 the number of Worthy Community Bonds offered for cash and the number of Worthy Community Bonds offered pursuant to our Bonds Rewards Program and we confirm our understanding that the aggregate amount of all the Worthy Community Bonds, including those offered pursuant to your Bonds Rewards Program, may be no more than $50,000,000. In addition, in response to the Staff’s comment, counsel has amended its legality opinion filed as Exhibit 12.1 to the offering statement clarifying that it is providing an opinion for the Worthy Community Bonds offered for cash and for the Worthy Community Bonds offered pursuant to the Worthy Community Bond Rewards Program. Furthermore, in response to the Staff’s comment, we have revised the disclosure throughout the offering circular of Amendment No.1, including the “Use of Proceeds” section by reducing the amount of net proceeds to be received by us in the offering of Worthy Community Bonds for cash by $80,000 worth of Worthy Community Bonds under the Bond Rewards Program to be awarded for eligible referrals (not for cash).

Comment 4: Please disclose here that in order to operate for 12 months, you estimate that $3,500,000 in funds will be required and that if you fail to generate $25,000,000 from your sales of Worthy Community Bonds, you may not be able to fully carry out your plan of operations. In this regard, we note your disclosure on page 19.

Response: In response to the Staff’s comment, we have added the disclosure to the “Overview” subsection of the “Offering Circular Summary” section of the offering circular of Amendment No. 1.

Organizational Structure, page 6

Comment 5: Please add to the organizational chart your affiliates, Worthy Peer I and Worthy Peer II, indicating percentage ownership, as well as the management service contractual relationships among the affiliates.

Response: In response to the Staff’s comment, we have added to the organizational chart our affiliates, Worthy Peer I and Worthy Peer II, indicating percentage ownership, as well as the management service contractual relationships among the affiliates.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 4

Risk Factors

Risks Related to Our Company, page 10

Comment 6: Please add a new risk factor that addresses the material risks to investors represented by each of the conflicts of interest you disclose on page 33.

Response: In response to the Staff’s comment, we have added a new risk factor to Amendment No. 1 that addresses the material risks to investors represented by each of the conflicts of interest which we disclosed in the Form 1-A.

We will face increasing competition and, if we do not compete effectively, our operating results could be harmed., page 13

Comment 7: Please expand this risk factor to address the specific and unique risks you will face as a result of competing with your affiliates (e.g., Worthy Peer I and Worthy Peer II). In doing so, please specifically address the risks arising from the common management, ownership and control of you and your affiliates (e.g., for customers and other business opportunities).

Response: In response to the Staff’s comment, we have expanded the risk factor to address the specific and unique risks we will face as a result of competing with our affiliates arising from the common management, ownership and control of our affiliates and our company.

Risks Related to Worthy Community Bonds and this Offering

Because the Worthy Community Bonds will have no sinking fund, insurance, or guarantee, you could lose all or a part of your investment if we, page 16

Comment 8: Please specifically identify the “other sources of funds” you disclose in the risk factor you could draw upon to pay amounts owed under the Worthy Community Bonds. In this regard, we note your disclosure on page 35 that the assets of Worthy Lending III will fund your payment obligations with respect to the Worthy Community Bonds.

Response: In response to the Staff’s comment, we have specifically identified the “other sources of funds” in the risk factor as WFI. We have revised the disclosure in the risk factor by replacing the references to “other sources of funds” with “possible funding from WFI, our parent company”.

Risks Relating to Participation in the Worthy Community Bond Rewards Program

By purchasing Worthy Community Bonds in this offering, unless you opt-out, page 16

Comment 9: Please clarify whether the arbitration, class action waiver and jury waiver provisions in Section 13 of your Subscription Agreement applies to claims brought under the Exchange Act and Securities Act. To the extent that they do not, please clearly state here, on page 36 and in Section 13 of your Subscription Agreement.

Response: The arbitration and jury waiver and class action waiver provisions of the Worthy Community Bond Investor Agreement do not apply to claims brought under the Exchange Act and Securities Act. Therefore, in accordance with the Staff’s comment, we have revised the applicable disclosure in the risk factor and the “Description of the Worthy Community Bonds” section of Amendment No. 1 as well as Section 13 of the Subscription Agreement to reflect that arbitration and jury waiver and class action waiver provisions of the Worthy Community Bond Investor Agreement do not apply to claims brought under the Exchange Act and Securities Act.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 5

The administration and operation of the Bond Rewards Program is significantly dependent, page 17

Comment 10: Please briefly describe the “novel technology platform” that the Bond Rewards Program utilizes.

Response: We acknowledge the Staff’s comment. We mistakenly mischaracterized the technology platform (Worthy Fintech Platform) as “novel” in such risk factor as we will be utilizing the same technology platform that our affiliates (such as Worthy Peer Capital, Inc. and Worthy Peer Capital II, Inc.) have been using since 2018 to facilitate the Bond Rewards Program. Rather than just deleting the reference to “novel” in such risk factor, we have deleted the entire risk factor from Amendment No. 1. as the risks addressed by such risk factor are already addressed more comprehensively in two other existing risk factors in Amendment No. 1, namely “[a] significant disruption in our computer systems or a cybersecurity breach could adversely affect our operations” and “[o]ur ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.”

Use of Proceeds, page 17

Comment 11: Please disclose the amount you have been accruing to date under the Management Services Agreement. In this regard, we note your disclosure on pages 19 and 25.

Response: We acknowledge the Staff’s comment. We are actually not accruing the reimbursement amount as of yet. Rather, we will be accruing the reimbursement amount upon qualification of this offering. We have revised the disclosures on pages 19 and 25 of Amendment No. 1 to reflect that upon qualification of this offering, we will be accruing the reimbursement amount due to Worthy Management under the Management Services Agreement.

Comment 12: We note your disclosure in the second sentence that you are including the costs of the offering in the proceeds you are earmarking for general corporate purposes. However, in the table below the disclosure you list offering costs of $100,000 as a separate line item, which is not included in the 5% of proceeds you are earmarking for general corporate purposes. Please clarify your disclosure regarding the application of proceeds to satisfy the costs of the offering.

Response: We acknowledge the Staff’s comment. The costs of the offering were not supposed to be included in the 5% of proceeds that we earmarked for general corporate purposes. The net proceeds from the offering already account for deduction of the estimated offering costs. The table below the disclosure is correct. Therefore, we have revised the second sentence in the first paragraph of the “Use of Proceeds” section to exclude the costs of the offering from the proceeds we are earmarking for general corporate purposes.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 6

Our Business

Making Investments, page 27

Comment 13: Please disclose whether you have the ability to make investments in securities issued by companies that are affiliated with you (e.g., Worthy Peer I). Please make conforming disclosures in the other places in the offering statement where you describe your ability to make investments. In addition, if you have the ability to make such investments, please add risk factor disclosure to address the material risks to investors associated with such practice.

Response: We will not make any investments in securities issued by companies that are affiliated with us. We have revised the applicable disclosure in Amendment No. 1 to reflect that we will not make any investments in securities issued by companies that are affiliated with us. In light of the foregoing, we have not added a risk factor.

Worthy Fintech Platform, page 28

Comment 14: We note your disclosure on page 28 that you will pay a license fee to WFI in the amount of $10 per active user per year. Please revise to disclose what you mean by “active user.” In addition, please disclose the material terms of your license agreement with WFI in your Certain Relationships and Related Party Transactions section and file it as an exhibit to your offering statement.

Response: In response to the Staff’s comment, we have revised Amendment No. 1 to disclose that the term “active user” means an individual or entity that has registered on the Worthy Fintech Platform (provided name and email) and purchased at least one Worthy Community Bond. On July 1, 2020, we entered into a verbal agreement (not a written agreement) with WFI to pay a license fee to WFI in the amount of $10 per active user per year. There are no other terms to such verbal agreement.

Management

Directors and Executive Officers, page 32

Comment 15: Please update Ms. Outlaw’s business experience disclosure to clarify that Peerbackers Advisory LLC is no longer an SEC-registered investment advisor. In this regard, we note the Form ADV-W (de-registration) filed on July 10, 2020.

Response: In response to the Staff’s comment, we have updated Ms. Outlaw’s business experience disclosure to provide that Peerbackers Advisory LLC was formerly an inactive SEC-registered investment advisor.

Description of the Worthy Community Bonds

Repayment of Demand of Holder, page 35

Comment 16: Your disclosure on page 35 that if a bondholder holds an aggregate principal amount greater than $50,000, then the bondholder may not exercise its right to cause the company to repurchase any portion of the Worthy Community Bonds for a period of at least 12 months from the date of purchase seems inconsistent with your statement in Exhibit 4.1 that, if an investor owns an aggregate outstanding principal amount of more than $100,000, the investor may not exercise its right to cause the company to repurchase any portion for a period of at least 12 months from the date of purchase. Please revise for consistency and clarity.

Response: The disclosure on page 35 of Amendment No. 1 referencing $50,000 is correct while the disclosure in Exhibit 4.1 (Worthy Community Bond Investor Agreement) referencing $100,000 is incorrect. Therefore, we have revised Exhibit 4.1 (Worthy Community Bond Investor Agreement) to reference $50,000.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 7

In addition, please revise your disclosure on page 35 of the offering statement to state, if true, that, if an investor withdraws an aggregate amount of funds from an account that is greater than $50,000 in any 30 day period, you may take up to 30 days to process the payment, and discuss here the repayment on demand for Worthy Community Bonds received pursuant to the Worthy Community Bond Rewards Program.

Response: We have removed from Exhibit 4.1 (Worthy Community Bond Investor Agreement) the requirement that should an investor withdraw an aggregate amount of funds from an account that is greater than $50,000 in any 30 day period, we may take up to 30 days to process the payment as we no longer believe it is necessary. Therefore, we did not include such requirement in Amendment No. 1.

Finally, please include a summary of the repayment on demand of holder terms in your Summary section, including the terms related to an account that is greater than $50,000 or greater than $100,000, as well as the terms regarding repayment for bonds received pursuant to the Bond Rewards Program and for participants in the Interest Boost Program.

Response: As stated in the response immediately above, we have removed from Exhibit 4.1 (Worthy Community Bond Investor Agreement) the requirement that should an investor withdraw an aggregate amount of funds from an account that is greater than $50,000 in any 30 day period, we may take up to 30 days to process the payment as we no longer believe it is necessary. We have also removed the Interest Rate Boost Program from Amendment No. 1. The only remaining requirement is that if a bondholder holds in the aggregate a principal amount greater than $50,000, the bondholder may not exercise its right to cause the Company to repurchase any portion of the Worthy Community Bonds for a period of at least twelve months from the date of purchase. This requirement is also applicable to the Bond Rewards Program as set forth under the “Description of Worthy Community Bonds” section in Amendment No. 1. In response to the Staff’s comment, we added the disclosure of this requirement in the “Offering Circular Summary” section of Amendment No. 1.

Worthy Community Bonds

Interest, page 35

Comment 17: Your disclosure on page 35 that simple interest shall accrue on the Outstanding Principal Balance seems to contradict your disclosure that you will pay compounded interest. Please revise for consistency and clarity.

Response: In response to the Staff’s comment, we have revised references to “simple interest” throughout Amendment No. 1 to be “compound interest”.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 8

Exclusive Forum Provision, page 36

Comment 18: We note your disclosure on page 36 that the exclusive forum provision in your bylaws does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claims for which the U.S. federal courts have exclusive jurisdiction. Please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Also, please revise your disclosure on page 36 to clarify that the exclusive forum provision in your bylaws is found in Section 7.4.

Response: We advise the Staff that we will disclose in all future filings we make with the SEC that the exclusive forum provision in our bylaws does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claims for which the U.S. federal courts have exclusive jurisdiction. In addition, we have revised our disclosure on page 36 of Amendment No. 1 to clarify that the exclusive forum provision in our bylaws is found in Section 7.4 of our bylaws.

In addition, we note that Section 7.4 also has contains a fee shifting provision. Please disclose this provision in this section, state whether the provision applies to federal securities laws claims and include a risk factor that address the risks associated with the fee shifting provision.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to include the following disclosure in a newly created subsection “Fee Shifting Provision” to the section “Description of the Worthy Community Bonds” of Amendment No. 1:

““Fee Shifting Provision. Section 7.40 of our Bylaws provides that “[i]f any action is brought by any party against another party, relating to or arising out of these Bylaws, or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action.”

In the event you initiate or assert a claims against us, in accordance with the dispute resolution provisions contained in our Bylaws, and you do not, in a judgment prevail, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

THE FEE SHIFTING PROVISION CONTAINED IN THE BYLAWS IS NOT INTENDED TO BE DEEMED A WAIVER BY ANY HOLDER OF WORTHY COMMUNITY BONDS OF THE COMPANY’S COMPLIANCE WITH THE U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE FEE SHIFTING PROVISION CONTAINED IN THE BYLAWS DO NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT AND SECURITIES ACT.”

In addition, in response to the Staffs’ comment, we included a risk factor that addresses the risks associated with the fee shifting provision in Amendment No. 1.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 9

Interest Rate Boost Program, page 36

Comment 19: Please clarify how frequently you may change the interest rate, how you will inform investors regarding changes to the interest rate, how much notice investors will receive and how you will inform investors at the date of purchase of the current interest rate for participants in the Interest Rate Boost Program. In addition, please file the subscription agreement for purchases of Worthy Community Bonds that will be subject to the Interest Rate Boost Program as an exhibit to your offering statement.

Response: We acknowledge the Staff’s comment. However, in light of the fact that we have removed the Interest Rate Boost Program from Amendment No. 1, this comment is no longer applicable.

Plan of Distribution

Worthy Community Bond Rewards Program, page 40

Comment 20: We note your disclosure on page 41 that the Referal Offer communication will identify the number of Worthy Community Bonds the Referree and Referor will receive but that it is subject to a maximum of 50 Worthy Community Bonds per year. Please disclose what determines the amount of Worthy Community Bonds the Referor and Referree will receive and clarify whether it is dependent upon the Referree purchasing Worthy Community Bonds.

Response: As stated in our response to Comment 1, we have revised the Bond Rewards Program to eliminate any discretion on our part, including removing our ability to identify the number of Worthy Community Bonds the Referree and Referror will receive. According to the revised Worthy Community Bond Reward Program in Amendment No. 1, “[a] Bond Reward will be made to each an eligible Referror and eligible Referree to receive one Worthy Community Bond valued at $10.00 each per eligible referral for which an eligible Referror refers an eligible Referree as a result of which the Referree has opened a qualifying account using a unique referral link designated to the Referror (the “Referral Offer”). The Referree would not be required to fund his or her account on the Worthy Fintech Platform in order for the Referror and the Referree to each receive a Bond Reward. The Worthy Community Bond will be awarded at the account level. We will generally process a Bond Reward for a Referral Offer and deposit the Worthy Community Bond issued pursuant to the Bond Reward in such Referror’s account and Referree’s account within 15 days following the date the Referree opens a qualifying account with the unique referral link designated to the Referror. Notwithstanding the foregoing, Bond Rewards are limited to 50 Worthy Community Bonds per Referror account and per Referree account per calendar year.” The number of Worthy Community Bonds awarded to each Referror and Referree per Referral Offer is fixed at one Worthy Community Bond each, subject to a maximum of 50 Worthy Community Bonds per Referror account and Referree account per calendar year, and does not depend upon the Referree purchasing Worthy Community Bonds, but rather depends on the Referree opening a qualifying account on the Worthy Fintech Platform.

In addition, please file the Worthy Community Bond Investor Agreement for Worthy Community Bonds received pursuant to the Worthy Community Bond Rewards Program as an exhibit to your offering statement.

Response: In response to the Staff’s comment, we have filed the Worthy Community Bond Investor Agreement for Worthy Community Bonds received pursuant to the Worthy Community Bond Rewards Program as an exhibit to our offering statement.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance Division of Corporation Finance Securities and Exchange Commission August 28, 2020 Page 10

Comment 21: We note your disclosure on page 41 that an investor may receive a Bond Reward if such eligible investor opens a new IRA account on the Worthy Fintech Platform and the investor elects in its sole discretion to obtain a Bond Reward rather than have all of his or her third party fees of the IRA covered by the company. Please revise your disclosure in an appropriate section of your offering statement to discuss the ability of an investor to open an IRA account on the Worthy Fintech Platform and your policy regarding such accounts.

Response: We acknowledge the Staff’s comment. However, in light of the fact that we have removed Bond Rewards for investors that open a new IRA account on the Worthy Fintech Platform, this comment is no longer applicable.

If the Staff has any further comments regarding the Form 1-A, Amendment No.1 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Michael Henderson/ U.S. Securities and Exchange Commission
Hugh West /U.S. Securities and Exchange Commission
Sonia Bednarowski/U.S. Securities and Exchange Commission
Dietrich King/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Community Bonds, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832